

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Via Facsimile
Ms. Shawn R. Hagel
Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 400
Portland, OR 97239

> **Re: Precision Castparts Corp.**
> **Form 10-K for Fiscal Year Ended April 1, 2012**
> **Filed May 31, 2012**
> **File No. 1-10348**

Dear Ms. Hagel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 1, 2012

Financial Statements

Note 3 – Acquisitions, page 44

1.   We note your acquisition of Primus International for $900 million in cash. It appears the majority of your purchase price has been allocated to various intangible assets. Please provide us with your full purchase price allocation and explain to us why you believe the majority of the value of this acquisition resides in intangible rather than tangible assets.

Note 7 – Goodwill and Acquired Intangibles, page 47

2.   We note you have previously and in your fiscal year 2012 acquisitions, recognized indefinite-lived customer relationship intangible assets. Please address the following:

- Provide us with an analysis of these intangibles, including the specific customers you believe an indefinite-lived customer relationship exists, the nature of the customer relationship acquired and the related relationship asset attributed to each customer. Identify the extent to which you had relationships with these customers prior to the acquisition of the business. It would be helpful if you would supply this analysis on a specific acquisition basis.

- Please provide us with your basis for concluding these relationships are indefinite-lived. It appears that numerous suppliers and customers exist in your industry. For instance, we note from the website of Primus International, the listing of 29 significant customers. Please also address each of the following:

    a) The extent to which your customer relationships are based upon working relationships between employees within your company and your customers employees. Also address the extent to which employees in your company and industry change employers.

    b) The extent to which your customers turnover.

    c) The nature of the reasons why a customer would or would not transfer its business from you.

- Please tell us how you determined the value of your indefinite-lived customer relationship intangibles and whether your analysis and valuation of these relationships takes into account the view of a marketplace participant.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief